Filed by Inergy, L.P.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP
Commission File No.: 001-33631

The following communication was made to employees of Inergy, L.P. and Inergy Midstream, L.P.

I am writing to share with you some exciting news about our company. This morning we announced that Inergy has signed a definitive merger agreement with Crestwood, a growth-oriented master limited partnership, to create a fully integrated partnership that is uniquely positioned across the midstream value chain. The combined company will have a total enterprise value of more than $7 billion, giving us a stronger growth profile, attractive operational and financial synergies, and a highly diversified asset portfolio. A copy of the press release we issued this morning with Crestwood is attached.

Inergy and Crestwood are a natural fit. As some of you know, Crestwood Midstream Partners LP, which is based in Houston, is focused on providing midstream infrastructure solutions for the future development of North American shale and unconventional resource basins. Crestwood’s operations include natural gas gathering, processing, treating, and compression services for natural gas and natural gas liquids. In addition to operating in the Marcellus Shale, Crestwood operates in the Barnett, Fayetteville, Granite Wash, Avalon/Bone Spring, and Haynesville/Bossier shales and also has a new focus on the Niobrara, Utica, and Permian areas.

The new combined company will be a formidable competitor in the midstream sector. Our enhanced scale and financial stability will allow us to compete for major midstream infrastructure acquisition and development opportunities. Additionally, our expanded customer base and enhanced service offering will provide stable cash flows and a solid financial and operational platform. In short, Crestwood is the right partner at the right time in Inergy’s history; and we are excited about the opportunities for our company’s future growth.

Leadership of this enterprise will be in good hands. I have long respected Robert Phillips, who is currently Chairman, President, and CEO of Crestwood; and Bob will become CEO of the new company. Bob has a long track record of running successful MLPs including Enterprise Products Partners and GulfTerra Energy, and he is very excited about this new partnership. Although I will step down from day-to-day management, I will join the Board of Directors of the new company.

This combination is about adding size, scale, and diversity to continue growing in the highly competitive midstream industry. We expect to complete the entire transaction in the third quarter of 2013 following regulatory reviews, unitholder approvals, and the satisfaction of other customary closing conditions. In the interim, we expect it to remain business as usual at Inergy. We ask you to stay focused on serving your customers and managing your operations.

We understand that you may have questions about this transaction. To help answer those questions and provide more details, we will host a meeting at 10:00 a.m. today for all Kansas City employees. Following that, should you have further questions, be sure to ask your manager, as he/she will be provided with additional information as it becomes available.

Finally, this announcement will likely generate interest in our company from the media and other third parties, and it is important for Inergy and Crestwood to speak with one voice. Consistent with our policy, if you receive any inquiries from the investment community, please direct them to Vince Grisell at 816-842-8181 or vgrisell@inergyservices.com. For questions from the media, please direct them to Debbie Hagen at 913-642-6363 or via email at dhagen@inergyservices.com.

On behalf of the Inergy management team, thank you for your ongoing dedication and hard work. It has been my sincere pleasure to work with all of you. This transaction is a testament to the exceptional caliber of our team, making us the successful company we are today. We are excited to embark on this new stage of growth.

We are committed to keeping you informed about our progress and the success that lies ahead.

John J. Sherman

Chairman and CEO

Additional Information and Where to Find It

This press release contains information about the proposed merger involving Crestwood Midstream Partners LP and Inergy Midstream, L.P. (“NRGM”). In connection with the proposed merger, NRGM will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, NRGM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by NRGM and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by NRGM with the SEC from NRGM’s website, www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab.

Participants in the Solicitation

Crestwood, NRGM, Inergy and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding NRGM’s directors and executive officers is contained in NRGM’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this document regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of NRGM’s and Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect NRGM’s or Crestwood’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the NRGM and Crestwood businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in NRGM’s and Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read NRGM’s and Crestwood’s filings with the U.S. Securities and Exchange Commission, including their Annual Reports on Form 10-K for the years ended September 30, 2012 and December 31,2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither NRGM nor Crestwood assumes any obligation to update these forward-looking statements.